SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            ALLCITY INSURANCE COMPANY
                            (Name of Subject Company)

                            ALLCITY INSURANCE COMPANY
                       (Names of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    016752107
                      (CUSIP Number of Class of Securities)

                                ROCCO J. NITTOLI
                            ALLCITY INSURANCE COMPANY
                                 45 MAIN STREET
                               BROOKLYN, NY 11201
                             TELEPHONE: 718-422-4000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH COPIES TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

                                 SCHEDULE 14D-9

              For Immediate Release:

CONTACT:      Allcity Insurance Company

              Douglas Whitenack, 718-422-4000



                        THE BOARD OF DIRECTORS OF ALLCITY
                         APPROVES PROPOSED TENDER OFFER

Brooklyn, NY - (Business Wire) - April 9, 2003. Allcity Insurance Company (ALCI-OTCBB) ("Allcity") announced today that the Board of Directors, acting upon a unanimous recommendation by a Special Committee of Independent Directors, has approved a tender offer by Leucadia National Corporation ("Leucadia") to acquire the approximately 8.8% of Allcity outstanding shares it does not already own.

Leucadia has agreed to make a tender offer for all the publicly held shares of Allcity common stock for $2.75 per share in cash. The tender offer will be subject to customary conditions, including a minimum condition that would require enough shares of Allcity's common stock being tendered so that, together with the approximately 91.2% of Allcity's outstanding shares that Leucadia currently beneficially owns, Leucadia would beneficially own at least 95% of the outstanding shares of Allcity's common stock. Promptly following consummation of the tender offer and subject to the approval of the New York Insurance Department under Section 7118 of the New York State Insurance Law, Leucadia would beneficially acquire ownership of the outstanding shares of the Company not previously tendered at the same cash price as the tender offer.

Leucadia has advised the Company that it intends to commence the tender offer as soon as practicable, although there can be no assurance that any such tender offer will in fact be commenced or consummated.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Allcity. When they become available, shareholders should read the recommendation to shareholders on Schedule 14D-9 filed by Allcity and the tender offer statement on Schedule TO (including a "going-private" Transaction Statement) filed by Leucadia as each will contain important information about the tender offer. When they become available, shareholders can obtain these documents free of charge from the U.S. Securities and Exchange Commission's website at http: www.sec.gov or from either Leucadia by directing a request to Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010 or from Allcity, by directing a request to Allcity Insurance Company, 45 Main Street, Brooklyn, New York 11201.